UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 6, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 02 January 2019 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.             A Stock Exchange Announcement dated 23 January 2019 entitled ‘VODAFONE AND TELEFÓNICA TO STRENGTHEN THEIR NETWORK PARTNERSHIP IN THE UK WITH 5G SHARING’.

RNS Number: 9312L

Vodafone Group Plc

02 January 2019

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 December 2018:

Vodafone’s issued share capital consists of 28,815,252,478 ordinary shares of US$0.20 20/21 of which 2,095,285,932 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,719,966,546. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 8181N

Vodafone Group Plc

23 January 2019

VODAFONE AND TELEFÓNICA TO STRENGTHEN THEIR NETWORK PARTNERSHIP

IN THE UK WITH 5G SHARING

•                  Companies have agreed non-binding heads of terms

•                  Intention to extend current network sharing agreement to include 5G

•                  Investigating options to deliver a shared, future proof fibre transmission network

•                  Agreement to explore options to enhance the parties’ 50:50 jointly owned passive tower infrastructure

Vodafone Limited (“Vodafone”) and Telefónica UK Limited (“O2”) have entered into non-binding heads of terms intended to strengthen their existing network sharing partnership.

Vodafone and O2 plan to extend the existing network sharing partnership term and include 5G at joint radio network sites. This would enable both Vodafone and O2 to deploy 5G faster, to offer 5G services to more customers over a wider geographic area, and to do so at a lower cost.

In addition, both parties will look to extend greater network autonomy in a number of larger cities by deploying their own separate radio equipment on approximately 2,500 sites, which represents around 15% of sites outside London. This will give them even greater flexibility to meet the needs of their customers.

The companies also intend to upgrade their transmission networks with higher capacity optical fibre cables. This would enable customers to benefit from 5G’s new features, such as low latency, as well as provide both companies with greater economies of scale and an improved choice of infrastructure partners. Vodafone and O2 are also exploring options around their future transmission operating model which could drive synergies in the investment and operation of their end-to-end networks.

Vodafone and O2 further intend to devolve additional activities to CTIL, the 50:50 owned joint venture company that owns and manages the parties’ passive tower infrastructure. This will empower CTIL to take an enhanced role in the operation of the passive infrastructure, in order to improve the efficiency of its operations and pursue opportunities to add further third party tenants to the towers. In that context, the parties will explore a potential monetisation of CTIL after the new arrangements have been finalised.

The initiatives set out in the non-binding heads of terms, and described in this announcement, remain subject to the parties agreeing detailed terms, concluding legally binding agreements and receiving all necessary regulatory approvals. Vodafone and O2 aim to conclude these steps during 2019.

Nick Jeffery, CEO, Vodafone UK, said: “We believe that these plans will generate significant benefits for our business and our customers as we move into the digital era of connected devices, appliances and systems on a mass scale. Customers will benefit from the best 5G experience available and we will deliver even faster speeds by using our spectrum holding more effectively.”

Mark Evans, CEO, Telefónica UK, said: “I’m excited by the potential of these plans to meet the future needs of our customers while delivering value for our business.  In addition, these plans would allow us to utilise the spectrum we acquired in the last auction very effectively.”

Notes to Editors:

Media contacts

Vodafone

Vodafone Group Media Relations: www.vodafone.com/media/contact

Vodafone UK press office: 01635 693693

O2

O2 press office: 01753 565656 and pressoffice@o2.com

About Vodafone UK

Vodafone UK connects people, businesses and devices to help our customers benefit from digital innovation. Our services span mobile, fixed line, broadband and the Internet of Things (IoT). We employ around 11,000 people across the UK, and operate more than 400 retail stores nationwide.

Having made the UK’s first mobile phone call and sent the first text, Vodafone has a history as a tech pioneer. In 2018 we made the UK’s first live holographic call using 5G, and were first to start carrying live 5G traffic from a site in Salford, Greater Manchester. Today we serve over 18 million mobile and fixed line customers in the UK, with 4G network coverage at 99%. Our customers voted us the UK’s Best Mobile Network at the 2018 Trusted Reviews Awards for the second year in a row. To help deliver Gigabit UK, we are rolling out full fibre broadband across 10 cities in partnership with CityFibre, reaching one million homes and business by 2021.

Our ReConnect programme is supporting women and men back into work after a career break, our IoT technology is working to create a low-carbon society, and our free Digital Parenting magazine is helping families across the UK to navigate the online world safely. For two years running, we have been named a Top 100 Employer by Stonewall.

We are part of Vodafone Group, one of the world’s largest telecommunications companies, with mobile operations in 25 countries, partnerships with mobile networks in 44 more, and fixed broadband operations in 18 markets.

For more information about Vodafone UK, please visit: www.vodafone.co.uk

About Telefónica UK / O2

O2 is a mobile network operator and the principal commercial brand of Telefónica UK Limited, which is part of the global telecommunications group Telefónica S.A, headquartered in Spain and operating in Europe, and North, Central and South America.

O2 was awarded Best Network Coverage in 2018 by uSwitch and with over 32 million connections to the network, it runs 2G, 3G and 4G services across the UK, as well as operating its nationwide O2 Wifi service.

The company is the network of choice for mobile virtual network operators such as giffgaff, Sky Mobile and Lyca Mobile as well as managing a 50:50 joint venture with Tesco for Tesco Mobile.

O2 has around 6,700 employees and over 450 retail stores and sponsors England Rugby, The O2 and 19 O2 Academy music venues across the UK. Through a comprehensive sustainability strategy O2 is also creating work experience opportunities for 16-24 year olds via its GoThinkBig platform, enabling customers to reduce their impact on the environment by recycling their old devices through O2 Recycle and, in partnership with the NSPCC, helping parents to keep their children safe online.

O2 is the only mobile operator in the 2018 Social Mobility Employer Index and was named as one of the best places to work in the 2018 Glassdoor Employee’s Choice Award.

Telefónica UK Limited is registered in England and Wales. Registration number: 1743099.  Its registered office is at: 260 Bath Road, Slough, Berkshire, SL1 4DX, United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 6, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary